EXHIBIT 13.1



                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statements (Forms S-8 No.333-85940, No.333-85942 and No. 333-85944) pertaining to the
DataMirror Corporation Stock Option Plan, DataMirror Corporation Executive Stock Compensation Plan and DataMirror Corporation Share Purchase Plan of our report dated March 5, 2004 [except as to note 21, which is as of May 14, 2004], with respect to the consolidated financial statements of DataMirror Corporation included in its Annual Report (Form 20-F/A), for the year ended January 31, 2004.

Our audits also included the financial statement schedule of DataMirror Corporation included on page 99 of the Annual Report (Form 20-F/A). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


Toronto, Canada                                        /s/ Ernst & Young LLP
June 1, 2004                                           Chartered Accountants